SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CafePress Inc.

(Name of Issuer)

Common Stock, $.0001

(Title of Class of Securities)

12769A 103

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12769A 103

1	Names of reporting persons Fred E. Durham III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Kentucky
Number of shares beneficially owned by each reporting person with	5	Sole voting power 2,122,238
	6	Shared voting power 0
	7	Sole dispositive power 2,122,238
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 2,122,238[1]
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 12.20%[2]
12	Type of reporting person (see instructions) IN

[1]	Includes 269,184 shares subject to options exercisable within 60 days of December 31, 2012.
[2]	The percentage of common stock beneficially owned is based on 17,125,997 shares outstanding as of March 15, 2013

Item 1

(a)	Name of Issuer:

CafePress Inc.

(b)	Address of Issuer’s Principal Executive Offices:

6901 A Riverport Drive

Louisville, KY 40258

Item 2

(a)	Name of Persons Filing:

Fred E. Durham III.

(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of Fred E. Durham III is:

c/o CafePress Inc.

6901 A Riverport Drive

Louisville, KY 40258

(c)	Citizenship:

Fred E. Durham III – United States.

(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of CafePress Inc.

(e)	CUSIP Number: 12769A 103

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned:

As of December 31, 2012, Mr. Durham beneficially owned 2,122,238 shares of Common Stock. Mr. Durham’s ownership includes 269,184 shares subject to options exercisable within 60 days of December 31, 2012.

(b)	Percent of Class:

12.20%.3

[3]	The percentage of common stock beneficially owned is based on 17,125,997 shares outstanding as of March 15, 2013

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,122,238

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,122,238

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2013

/s/ Fred E. Durham III Fred E. Durham III